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                                     Filed by Benjamin Franklin Bancorp, M.H.C.
                                     Pursuant to Rule 425 Under the Securities
                                     Act of 1933

                                     Subject Company:  Chart Bank, A Cooperative
                                     Bank

                                     Date: December 13, 2004

PRESS RELEASE


FOR IMMEDIATE RELEASE
CONTACT: CLAIRE S. BEAN, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER 1-800-528-7000 X360

                       BENJAMIN FRANKLIN BANCORP ANNOUNCES
           FILING OF MUTUAL-TO-STOCK CONVERSION REGISTRATION STATEMENT

     FRANKLIN, MASSACHUSETTS (December 13, 2004). Benjamin Franklin Bancorp (the "Company"), the holding company of Benjamin Franklin Bank (the "Bank"), today announced the filing of a registration statement with the Securities and Exchange Commission with respect to an initial public offering of the Company's common stock. This filing is in connection with the Company's proposed conversion from a Massachusetts-chartered mutual holding company (known as Benjamin Franklin Bancorp, M.H.C.) to a Massachusetts business corporation in stock form (to be known as Benjamin Franklin Bancorp, Inc.). The Company now owns all of the common stock of the Bank and will continue to do so after the conversion. Currently, there are no outstanding shares of Benjamin Franklin Bancorp common stock. As previously announced, it is expected that, at the same time as the conversion is completed, Benjamin Franklin Bancorp will acquire Chart Bank of Waltham, Massachusetts in a transaction in which 55% of the Chart Bank shares will be exchanged for newly issued shares of Benjamin Franklin Bancorp common stock and 45% will be exchanged for cash. The aggregate consideration for the transaction will be approximately $46.5 million.

     The Company expects to sell in the offering between a minimum of 4,250,000 shares and a maximum of 5,750,000 shares of common stock at $10 per share (subject to a possible 15% increase to 6,612,500 shares). The amount of common stock offered in the conversion is based on an independent appraisal of the estimated market value of Benjamin Franklin Bancorp. In addition, the Company plans to donate to a newly formed charitable foundation 8.0% of the number of shares sold in the offering, up to a maximum of 400,000 shares.

     The shares will first be offered in a subscription offering, in descending order of priority, to:

     (1) Depositors with accounts at Benjamin Franklin Bank with aggregate balances of at least $50.00 on May 31, 2003;

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     (2)  Depositors with accounts at Benjamin Franklin Bank with aggregate balances of at least $50.00 on a date determined in accordance with the Plan of Conversion;

     (3)  The Bank's employee stock ownership plan; and

     (4) The officers, directors, trustees and employees of the Company and the Bank who do not have a higher priority right.

Shares unsold in the subscription offering may be offered for sale to the general public in a community offering, with a preference given first to persons residing in the Massachusetts counties of Norfolk, Worcester and Middlesex.

     The offering is expected to commence in the first quarter of 2005, and will be managed by Ryan Beck & Co., Inc. The offering and the acquisition of Chart Bank are expected to close simultaneously late in the first quarter or shortly thereafter, subject to regulatory approvals. The combined Benjamin Franklin Bank will have nine offices and approximately $816 million in assets, based on the minimum of the offering range.

     A REGISTRATION STATEMENT RELATING TO THE COMMON STOCK OF BENJAMIN FRANKLIN BANCORP, INC. HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BUT HAS NOT YET BECOME EFFECTIVE. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY COMMON STOCK, NOR SHALL THERE BE ANY SALE OF THE COMMON STOCK IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE. THE OFFER IS MADE ONLY BY THE PROSPECTUS. THE SHARES OF COMMON STOCK ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS, MAY LOSE VALUE AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

     Benjamin Franklin Bancorp will be filing relevant documents concerning the Chart Bank merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a prospectus. WE URGE CHART BANK'S STOCKHOLDERS TO READ THESE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Chart Bank Stockholders will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Benjamin Franklin Bancorp, including any prospectus to be delivered in connection with the offering, will be available free of charge from the Chief Financial Officer of Benjamin Franklin Bancorp (Claire S. Bean, 58 Main Street, Franklin, Massachusetts 02038, telephone (508) 528-7000).

ABOUT BENJAMIN FRANKLIN BANK

     Benjamin Franklin Bank, a wholly owned subsidiary of Benjamin Franklin Bancorp, M.H.C., is a full service community bank originally chartered in 1871 The Bank has $517.1 million in assets as of September 30, 2004 and six banking locations: two in Franklin and one in each of Bellingham, Foxboro, Medfield and Milford, Massachusetts. The Bank offers a full range of products and services for consumers and small to mid-sized businesses.

ABOUT CHART BANK


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     Founded in 1985 and headquartered in Waltham, Chart Bank is a state chartered cooperative bank with assets of $256.3 million as of September 30, 2004. It operates two branches in Waltham and one in Newton, Massachusetts. Chart Bank also owns Creative Strategic Solutions, Inc., which is an ATM cash management and settlement services company.

     This news release contains certain forward-looking statements about the proposed conversion of Benjamin Franklin Bank and the acquisition of Chart Bank. These statements include the anticipated consummation date of the transactions.

     Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect'" "anticipate," "estimate," and "intend" or future or conditional verbs such as "will," "would," "should," "could" or "may." Certain factors that could cause actual results to differ materially from expected results include delays in completing the offering and acquisition, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the businesses in which Chart Bank and Benjamin Franklin Bank are engaged and changes in the securities market.


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